FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                             As of January 26, 2005



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                               L - 1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                               Form 20-F X   Form 40-F
                                        ---           ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                     Yes      No X
                                        ---     ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

     The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing the Fintecna Arbitration Award.

Tenaris Announces Fintecna Arbitration Award

    LUXEMBOURG--(BUSINESS WIRE)--Dec. 28, 2004--Tenaris S.A. (NYSE:TS) (Buenos Aires:TS) (BMV:TS) (MTA Italy:TEN), announced today that a final award has been made in respect of its arbitration proceeding against Fintecna S.p.A., an Italian state-owned entity and successor to ILVA S.p.A., the former owner of Tenaris's subsidiary, Dalmine S.p.A. Tenaris, through its subsidiary Techint Investment Netherlands B.V., had initiated the proceeding in 2001 seeking indemnification from Fintecna for any amounts paid or payable by Dalmine in connection with the litigation brought against it by a consortium led by BHP Billiton Petroleum Ltd., which litigation was eventually settled in December 2003.
    Pursuant to the award, Fintecna is required to pay to Tenaris the sum of EUR92.6 million (approximately US$126 million). Under applicable International Chamber of Commerce rules, the award is binding on the parties and must be carried out without delay. Tenaris, however, can give no assurances that requests for clarification or other petitions will not delay compliance with the terms of the award.

    Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Domiciled in Luxembourg, it has pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico, Romania and Venezuela and a network of customer service centers present in over 20 countries worldwide.

    CONTACT: Tenaris
             Nigel Worsnop, 1-888-300-5432
             www.tenaris.com

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: December 28, 2004



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary